QMI SEISMIC INC.

Interim  Financial Statements

For  the three and  six  months  ended  June 30,  2010

(Unaudited  -  Prepared  by  management)

UNAUDITED  INTERIM   FINANCIAL STATEMENTS

In  accordance  with  National  Instrument  51-102  released  by  Canadian Securities  Administrators,  the

Company discloses  that its  auditors  have  not  reviewed  the unaudited  interim  financial  statements  for the three and  six  months  ended  June 30,  2010

QMI SEISMIC  INC.

Balance  Sheets

(Expressed in Canadian Dollars)

June  30

December 31

2010

2009

(Unaudited)

Assets

Current assets

   Cash

62,974

1

    GST receivable

1,991

-

   Prepaid expense

897

-

65,862

1

    License  (Note  4&5a)

1

-

Total Assets

65,863

1

Liabilities  and Shareholders' Equity

Current liabilities

    Accounts  payable  and accrued liabilities

8,144

4,000

Shareholders' equity

    Share  capital (Note  3(b))

100,001

1

   Deficit

(42,282)

(4,000)

57,719

(3,999)

Total Liabilities  and Shareholders'  deficit

65,863

1

Nature  and continuance  operation (Note  1)

See  accompanying notes  to the  financial statements

Approved on behalf of the  Board of Directors

"Navchand  Jagpal"

"   Rana  Vig  "

Director

Director

QMI SEISMIC  INC.

Statement of Operations  and Comprehensive  Loss

(Expressed in Canadian Dollars)

(Unaudited)

Three  months  ended

Six months  ended

June  30,  2010

June  30,  2009

June  30,  2010

June  30,  2009

Expenses

  Consulting

$

3,000

$

-

$

4,450

$

-

  Interest and bank charges

65

–

223

–

  Office  and administration

528

–

550

–

   Professional fees

2,000

–

2,361

–

  Rent

4,000

–

4,000

–

  Trust and filing fees

5,698

–

26,698

–

Net loss  and comprehensive  loss  for the  period

$

(15,291)

$

-

$

(38,282)      $

-

Basic  and diluted loss  per share

$

(0.00)

$

-

$

(0.00)      $

-

Weighted average  number of

    common shares  outstanding

16,606,518

–

18,058,969

–

QMI SEISMIC  INC.

Statement of Shareholders' Equity

Expressed in Canadian Dollars  except for number of shares

Number of

Accumulated

Total

Outstanding

Share

Contributed   Comprehensive

Shareholders'

Shares

Capital

Surplus

Income

Deficit

Equity

$

$

$

$

$

Incorporation on October 16,

2009

1

1

–

–

–

1

Net loss  for the  period from

October 16, 2009 to December

31, 2009

–

–

–

(4,000)

(4,000)

Other comprehensive  income

(loss)

–

–

–

–

(4,000)

Balance, December 31, 2009

1

1

–

–

(4,000)

(3,999)

Share  cancellation

(1)

(1)

–

–

–

(1)

Share  issuance  - plan of

arrangement (Note  5b)

17,583,372

1

–

–

–

1

Share  issuance  - private

placement (Note  3d)

2,000,000      100,000

–

–

–

100,000

Net loss  for the  six months

ended June  30, 2010

–

–

–

–

(38,282)

(38,282)

Other comprehensive  income

(loss)

–

–

–

–

–

–

Balance, June  30, 2010

19,583,372      100,001

–

–

(42,282)

57,719

QMI SEISMIC  INC.

Statement of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

Three  months  ended

Six months  ended

June  30,  2010

June  30,  2009

June  30,  2010

June  30,  2009

Cash provided by (used for)

Operating  activities

Loss  for the  period

(15,291)

–

(38,282)

  Changes  in non-cash working capital

–

–

–

      GST receivable

(804)

–

(1,991)

–

     Prepaid expenses

(897)

–

(897)

–

      Accounts  payable  and accrued liabilities

(19,876)

–

4,144

–

Cash used for operating activities

(36,868)

(37,026)

Investing  activities

      Capital stock issued (cancellation)

–

–

99,999

–

Cash generated from investing activities

–

99,999

Increase  in cash

(36,868)

–

62,973

–

Cash,  beginning  of the  period

99,842

–

1

–

Cash,  end of the  period

62,974

–

62,974

–

Supplementary information:

Cash paid for interest expense

65

–

223

–

Non-cash transactions:

Issuance  of 17,583,372 shares  for the

acquisition of the  license  (Note  4&5a)

–

–

1

–

See  accompanying  notes  to  the  consolidated  financial statements

QMI SEISMIC INC.

Notes to the Financial Statements

For the Three and Six Months Ended June 30, 2010

(Unaudited)

1.    NATURE AND CONTINUANCE OF OPERATIONS

QMI  Seismic  Inc.  (the  “Company”)  was  incorporated  under  the  Business  Corporations  Act  (British

Columbia)  on  October  16,  2009  in  British  Columbia,  Canada.  Pursuant  to  the  Plan  of  Arrangement

between   the   Company   and   its   former   parent   company,   Arris   Resources   Inc.   (“Arris”),   (which

changed  its  name  to   RTN  Stealth  Software  Inc.  (“RTN”)  on  December  21,  2009)  dated  November  2,

2009, the  Company acquired an exclusive distribution agreement from RTN to distribute three types of  products:  Seismic  Sensor  2700,  RF Quake,  and Watch Dog (the  “License”)  from  RTN as  part of  the

Plan  of  Arrangement,  and  has  became  a  seismic  sensor  distribution  company  for  all  India  (Note  4).

As  consideration  for  the  acquisition of  this License, the  Company  issued  17,583,372  common shares to  RTN  (Note  3),  which were  distributed  to  the  shareholders  of  RTN  pro-rata  based  on  their  relative

shareholdings  of  RTN.   The  Company’s  principal  business  following  the  Plan  of  Arrangement  is  the development  of  the  License  and  the  Company  may  also  acquire  additional  distribution  agreements.

Accordingly,  the  Company’s  financial  success  is  dependent  upon  the  extent  to  which  it  can  develop the License and the economic viability of developing any such additional agreements.

These  unaudited  interim  financial  statements  have  been  prepared  in  accordance  with  Canadian generally  accepted accounting principles  (GAAP) with the  assumption that  the Company  will  be able to  realize  its  assets  and  discharge  its  liabilities  in  the  normal  course  of  business  rather  than  through

a  process  of  forced  liquidation.   The  Company  intends  to  commence  an  in-house  feasibility  study regarding  the  development  of  the  License.  The  feasibility  study  will  consider  the  distributor’s  duties

and  obligations  and  how  to  best  achieve  them.     The  Company  is  a  start-up  distribution  company

and  therefore  has  no  regular  source  of  income,  other  than  interest  income  it  may  earn.   As  a  result,

its  ability  to  conduct  operations,  including  the  development  of  the  License  or  the  evaluation  and acquisition  of  additional  distribution  agreements,  is  based  on  its  current  cash  and  its  ability  to  raise funds,  primarily  from  equity  sources,  and  there  can  be  no  assurance  that  the  Company  will  be  able to  do  so. Thus,  the  Company’s  ability  to  continue  as  a going concern is  dependent  upon its  ability  to

generate   future   profitable   operations   and/or   to   obtain   the   necessary   financing   to   meet   its

obligations and repay its liabilities arising from normal business operations when they come due.

These   unaudited   interim   financial   statements   do   not   include   any   adjustments   relating   to   the

recoverability  and  classification  of  recorded  asset  amounts  and  classification  of  liabilities  that  might be necessary should the Company be unable to continue in business.

These  unaudited  interim  financial  statements  have  been  prepared  in  accordance  with  Canadian

generally accepted accounting principles  (“Canadian GAAP”).   They  do  not include  all the disclosures

as  required  for  annual  financial  statements  under  generally  accepted  accounting  principles.  These unaudited  interim  financial  statements  should  be  read  in  conjunction  with  the  Company's  audited annual  financial  statements  for  the  year  ended December  31,  2009,  which are  available  through the internet on SEDAR at www.sedar.com.

Operating results  for  the three and six  months ended June  30,  2010  are  not  necessarily  indicative of the results that may be expected for the full year ending December 31, 2010 or for any other period.

QMI SEISMIC INC.

Notes to the Financial Statements

For the Three and Six Months Ended June 30, 2010

Unaudited

2.    SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements for the financial year ended December 31, 2009.  New accounting pronouncements issued but not yet adopted by the

Company are as follows:

a.

Future accounting changes

i. Business combinations, Section 1582:

This  Section,  which  replaces  the  former  Business  Combinations,  Section  1581,  establishes

standards  for  the  accounting  for  a  business  combination.   It  provides  the  Canadian  equivalent

to International Financial Reporting Standard IFRS 3, “Business Combinations”.

This  Section  applies  prospectively  to  business  combinations  for  which  the  acquisition  date  is on  or  after  the  beginning  of  the  first  annual  reporting  period  beginning  on  or  after  January  1,

2011.   Earlier  application  is  permitted,  in  which  case  an  entity  would  also  early  adopt  Section

1601,  Consolidated  Financial  Statements  and  Section  1602,  Non-Controlling  Interests.    This

Section  will  not  impact  the  Company  as  it  presently  operates,  however  the  Section  will  be effective if the Company undertakes a business combination in the future.

ii. Consolidated financial statements, Section 1601:

This   Section,   which,   together   with   new   Section   1602,   replaces   the   former   Consolidated

Financial  Statements,  Section  1600,  establishes  standards  for  the  preparation  of  consolidated financial statements.

The  Section  applies  to  interim  and  annual  consolidated  financial  statements  relating  to  fiscal

years  beginning  on  or  after  January  1,  2011.   Earlier  adoption  is  permitted as  of  the  beginning

of   a   fiscal   year,   in   which   case   an   entity   would   also   early   adopt   Section   1582,   Business

Combinations  and  Section  1602,  Non-Controlling  Interests.  This  Section  will  not  impact  the

Company  as  it  presently  operates,  however  the  Section  will  be  effective  if  the  Company undertakes a business combination in the future.

iii. Non-controlling interests:

This   new   Section   establishes   standards   for   accounting   for   non-controlling   interest   in   a

subsidiary  in  consolidated  financial  statements  subsequent  to  a  business  combination.    It  is

equivalent  to  the  corresponding  provisions  of  International  Financial  Reporting  Standard  IAS

27,  “Consolidated  and  Separate  Financial  Statements”.  This  Section  applies  to  interim  and annual  consolidated  financial  statements  relating  to  fiscal  years  beginning  on  or  after  January

1,  2011.  Earlier  adoption  is  permitted,  in  which  case  an  entity  would  also  early  adopt  Section

1582,   Business   Combinations   and   Section   1601,   Consolidated   Financial   Statements.   This

Section  will  not  impact  the  Company  as  it  presently  operates.  However  the  Section  will  be effective if the Company undertakes a business combination in the future.

QMI SEISMIC INC.

Notes to the Financial Statements

For the Three and Six Months Ended June 30, 2010

Unaudited

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

iv. International financial reporting standards:

The  Canadian  Accounting  Standards  Board  (“AcSB”)  in  2006  published  a  new  strategic  plan that  will  significantly  affect  financial  reporting  requirements  for  Canadian  companies.  The

AcSB  strategic  plan  outlines  the  convergence  of  Canadian  GAAP  with  International  Financial

Reporting Standards (“IFRS”) over a five-year transitional period.

In  February  2008,  the  CICA  Accounting  Standards  Board  confirmed  that  the  changeover  to

IFRS  from  Canadian  GAAP  will  be  required  for  publicly  accountable  enterprises,  effective  for the  interim  and  annual  financial  statements  relating  to  fiscal  years  beginning  on  or  after

January   1,   2011.   The   transition   from   current   Canadian   GAAP   to   IFRS   is   a   significant

undertaking  that  may  materially  affect  the  Company’s  reported  financial  position  and  results

of  operations.   The  Company  continues  to  monitor  and  assess  the  impact  of  the  convergence

of  Canadian  GAAP  and  IFRS  on  its  financial  statements.    The  Company  is  currently  in  the

process of executing an IFRS conversion plan. It is expected that there is no material impact to the financial reporting arising from the transition to IFRS.

3.    CAPITAL STOCK

a.    Authorized:

Unlimited Class A common shares without par value

Unlimited Class B preferred shares without par value

b.    Issued and Outstanding:

Number of Shares

Amount

Common share issued on incorporation

1

$

1

December 31, 2009

1

1

Common share cancellation

(1)

(1)

Common shares issued for the acquisition of

the License (Note 4 & 5a)

17,583,372

1

March 31, 2010

17,583,372

1

Common shares issued for the private

placement (Note 3d)

2,000,000

100,000

June 30, 2010

19,583,372

$

100,001

c.     Stock Options:

Pursuant  to  resolutions  for  a  special  meeting  together  with  RTN  (the  former  parent  company)  on

December 8, 2009, the Company received shareholders’ approval to adopt an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the

QMI SEISMIC INC.

Notes to the Financial Statements

For the Three and Six Months Ended June 30, 2010

Unaudited

3.    CAPITAL STOCK (Continued)

Company  may,   from   time  to   time,   in   accordance  with   CNSX   requirements,  grant   to   directors,

officers,  employees,  management  companies  and  consultants  to  the  Company,  non-transferable

options  to  purchase  common  shares.   Included  in  the  Option  Plan  are  provisions  that  provide  that

the   number   of   common   shares   reserved   for   issuance   will   not   exceed   10%   of   the   issued   and

outstanding  common  shares  of  the  Company.   At  the  discretion  of  the  Board  of  Directors  of  the

Company,  options  granted  under  the  Option  Plan  can  have  a  maximum  exercise  term  of  5  years

from  the  date  of  grant.   Vesting  terms  will  be  determined  at  the  time  of  grant  by  the  Board  of

Directors.  There were no options granted or outstanding as at June 30, 2010.

d.    Share Purchase Warrants:

On  April  5,  2010  the  Company  completed  a  private  placement  for  issuing  a  total  of  2,000,000

security  units  (“Unit”)  at  a  price  of  $0.05  per  Unit.    Each  unit  consists  of  a  common  share  and  a

common  share  purchase  warrant.    Each  common  share  purchase  warrant  entitles  the  holder  to purchase,  for  a  period  of  two  years,  an  additional  common  share  at  an  exercise  price  of  $0.07  per share.

As  at  June  30,  2010,  the  Company  had  2,000,000  common  share  purchase  warrants  outstanding,

with an average exercise price of $0.07/share, and an average remaining life of 1.75 years.

4.    CORPORATE RESTURCTURING

Distribution Agreement

In  October  2009,  RTN,  the  former  parent  of  the  Company,  entered  into  a  distribution  agreement

(the “License”) with a British Columbia private company to distribute its seismic sensors in India. The

License  allows  RTN  to  distribute  three  types  of  products:  Seismic  Sensor  2700,  RF  Quake  and Watch

Dog  in  India.   Initial  sales  projections  are  1,000  each  of  three  products  in  year  one,  2,000  each  of three  products  in  year  two  and  3,000  each  of  three  products  in  year  three,  with  100%  mark-up  on the FOB wholesale price.

Plan of Arrangement

On  November  2,  2009  the  Company  entered  into  the  Plan  of  Arrangement  (the  “Arrangement

Agreement”)  with  RTN  to  proceed  with  a  corporate  restructuring  by  the  way  of  statutory  plan whereby  the  Company  would  spin-out  from  the  former  parent  and  become  a  reporting  issuer  and acquiring  an  asset  from  RTN.  Under  the  Arrangement  Agreement,  RTN  would  transfer  its  interest  in

the License  in exchange for 17,583,372  common shares  of the  Company (Note 5b).   On the effective

date  of the  Arrangement  Agreement  (January 5,  2010),  each shareholder of  RTN of  record,  as of  the close  of  business  on  November  5,  2009,  received  their  pro-rata  share  of  the  17,583,372  common shares of the Company issued for the acquisition of the License.

QMI SEISMIC INC.

Notes to the Financial Statements

For the Three and Six Months Ended June 30, 2010

Unaudited

5.    RELATED PARTY TRANSACTIONS

a.    During  the  six  months  ended  June  30,  2010,  a  company  controlled  by  the  spouse  of  the  chief

executive   officer   charged   the   Company   $3,000   for   the   consulting   services   provided.   This

transaction  has  occurred  in  the  normal  course  of  operations  and  is  measured  at  a  value  agreed by  both  the  Company  and  the  related  party.  As  at  June  30,  2010  there  was  no  outstanding  due from (to) balance between the Company and its related parties.

b.    The  Arrangement  agreement  envisioned  the  transfer  of  the  License  from  RTN  to  the  Company,

and the immediate distribution of a controlling interest in the common shares of the Company to the  shareholders of  RTN  (Note  4).  The  shareholders  of  RTN  at  the  time  of  the  transfer  continued

to collectively own the License.   Consequently, there was no  substantive  change in the beneficial ownership  of  the  License  at  the  time  that  the  License  was  vended  to  the  Company.  As  such  the

transfer   of   the   License   was   recorded,   in   accordance   with   the   Canadian   generally   accepted

accounting principles, at the carrying values of the License in the accounts of RTN ($1).

6.    SUBSEQUENT EVENTS

a.    On  July  1,  2010,  the  Company  entered  into  a  secured  loan  agreement  (the  “Loan  Agreement”)

with  an  unrelated  entity  (the  “Borrower”)  in  the  aggregate  amount  of  $40,000  for  twelve  (12)

months.  The  loan  has  an  interest  at  $2.5%  per  annum  which  is  equal  to  the  prime  borrowing rate  offered  by  Canadian  banks.  The  loan  is  secured  by  a  general  security  interest  in  all  of  the

Borrower’s present and after acquired tangible and intangible assets including the inventory.

b.    On July 9, 2010 the Company completed a non-brokered private placement for issuing a total of

1,000,000 security units (“Unit”) at a price of $0.05 per Unit.  Each unit consists of a common share and a common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of $0.07 per share.

c.     On  July  29,  2010  the  Company  announced  an  acquisition  of  all  the  issued  and  outstanding common shares  of QMI Technologies  Inc.,  a  wholly owned subsidiary of  QMI Manufacturing Inc.

by issuing 20,400,001 common shares in the equity of the Company.

7.   DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES (GAAP)

The Company’s financial statements have been prepared in accordance with Canadian GAAP. There are no impacts to financial statement line items of these financial statements if these financial statements are prepared in accordance with the generally accepted accounting principles (“U.S. GAAP”).